UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                        Internet Gold - Golden Lines Ltd.
                        ---------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.01 Par Value per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                  M 56595 10 7
                                 (CUSIP Number)
                                 --------------

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 238-8605
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 13, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Communications Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications Ltd, or Eurocom Communications, Eurocom Holdings (1979) Ltd., or Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Communication Holdings 2005 Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1 NAME OF REPORTING PERSON: Eurocom Technologies Management (2005) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Assets Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Assets Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Holdings (1979) Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Shaul Elovitch
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,137,974 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,137,974 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,137,974 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.04%**

14  TYPE OF REPORTING PERSON:  IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications. In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 Ordinary Shares of the Issuer held of record by Mrs. Elovitch.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Yossef Elovitch
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 13,133,846 Ordinary Shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  13,133,846 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      13,133,846 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 73.02%**

14  TYPE OF REPORTING PERSON:  IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 13,133,846 ordinary shares of the Issuer, which are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings' management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held by Eurocom Communications.

** Based on 17,986,550 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,531,856 Ordinary Shares held as treasury stock) as of December 21, 2009.

Item 1. Security and Issuer.

         This Amendment No. 5 (the "Amendment") is filed by Eurocom Communications Ltd. ("Eurocom Communications"), Eurocom Communication Holdings 2005 Ltd.("Eurocom Communication Holdings"), Eurocom Technologies Management
(2005) Ltd. ("Eurocom Technologies"), Eurocom Assets Ltd.("Eurocom Assets"), Eurocom Assets Holdings Ltd.("Eurocom Assets Holdings"), Eurocom Holdings
(1979) Ltd. ("Eurocom Holdings"), Mr. Shaul Elovitch and Mr. Yossef Elovitch (collectively, "the "Reporting Persons") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed by the Reporting Persons on June 17, 2005, Amendment No. 1 filed on August 3, 2005, Amendment No. 2 filed on May 17, 2007, Amendment No. 3 filed on February 12, 2008 and Amendment No. 4 filed on December 1, 2009 (the initial
Schedule 13D and together with the Amendments, the "Statement"). The Statement relates to the ordinary shares, nominal par value NIS 0.01 per share, ("Ordinary Shares") of Internet Gold-Golden Lines Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 1 Alexander Yanai Street, Petach Tikva 49277, Israel.

Item 2. Identity and Background.

         This Statement is being filed by the Reporting Persons.

         Mr. Shaul Elovitch, a citizen of Israel, serves as the Chairman of the board of directors and Chief Executive Officer of Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings and Eurocom Holdings, and serves as the Chairman of the board of directors of the Issuer. Mr. Shaul Elovitch's business address is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Mr. Shaul Elovitch is the brother of Mr. Yossef Elovitch.

         Mr. Yossef Elovitch, a citizen of Israel, serves as director of Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, and Eurocom Holdings, and of the Issuer. Mr. Yossef Elovitch's business address is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch.

         Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Eurocom Communications is 50.33% owned by Eurocom Holdings and, 49.00% owned by Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings together. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

         Eurocom Communication Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal business and principal office is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Eurocom Communication Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

         Eurocom Technologies is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Eurocom Technologies is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

         Eurocom Assets is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Eurocom Assets is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

         Eurocom Assets Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Eurocom Assets Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

         Eurocom Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, 52503, Israel. Eurocom Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings management shares.

         During the last five years, none of the Reporting Persons or, any of the directors and executive officers of the respective corporations listed on
Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On December 13 2009, Eurocom Communications purchased an aggregate of 200,711 Ordinary Shares of the Issuer from a third party in a private transaction, at a price per share of New Israeli Shekels 57.50 (approximately $15.14). The aggregate purchase price for such 200,711 Ordinary Shares was New Israeli Shekels 11,540,882 (approximately $3,038,765), all of which amount was paid by Eurocom Communications from its working capital.

Item 4. Purpose of Transaction.

         ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 200,711 Ordinary Shares purchased by Eurocom Communications on December 13, 2009 were purchased for investment purposes.

         On October 25, 2009, the Issuer announced that its subsidiary, 012 Smile.Communications Ltd., or 012 Smile, has entered into a definitive share purchase agreement under which it will acquire a controlling interest of approximately 30.7% in Bezeq - The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ), or Bezeq, from Ap.Sb.Ar. Holdings Ltd. (the Apax Partners-Saban Capital Group Inc.-Arkin consortium), in a cash transaction currently valued at approximately NIS 6.5 billion, or NIS
8.00 per share. The transaction is subject to the receipt of necessary regulatory approvals.

         On November 16, 2009, the Issuer announced that 012 Smile has signed an agreement with a wholly- owned subsidiary of Ampal-American Israel Corporation (Nasdaq: AMPL) to sell it 012 Smile's current telecom business for NIS 1.2 billion (approximately $318 million). The transaction is subject to customary closing conditions.

         Other than the transactions described above, the Reporting Persons currently do not have any plan or proposal, which relates to or would result in:

          (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (iv) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (v) any material change in the present capitalization or dividend policy of the Issuer;

          (vi) any other material change in the Issuer's business or corporate structure;

          (vii) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) and (b)

         The Reporting Persons are the beneficial owners of 13,133,846 Ordinary Shares of the Issuer held of record by Eurocom Communications, which constitute approximately 73.02% of the Ordinary Shares of the Issuer issued and outstanding on December 21, 2009. Accordingly, the Reporting Persons have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 13,133,846 Ordinary Shares of the Issuer held of record by Eurocom Communications.

         Mr. Shaul Elovitch may deemed to be the beneficial owner of 4,128 Ordinary Shares of the Issuer held of record by his wife, Mrs. Iris Elovitch, which constitute approximately 0.02% of the Ordinary Shares of the Issuer issued and outstanding on December 21, 2009. Accordingly Mr. Shaul Elovitch and Mrs. Elovitch may be deemed to have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,128 Ordinary Shares of the Issuer held of record by Mrs. Elovitch.

         (c) Except for the transaction reported above in Item 3 hereof, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

         None.

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2009


                                    /s/Shaul Elovitch
                                    -----------------
                                    Mr. Shaul Elovitch

                                    /s/Yossef Elovitch
                                    ------------------
                                    Mr. Yossef Elovitch

                                    /s/Shaul Elovitch
                                    -----------------
                                    Eurocom Communications Ltd

                                    Name:  Shaul Elovitch
                                    Title:    Chairman

                                    /s/Shaul Elovitch
                                    -----------------
                                    Eurocom Communication Holdings 2005 Ltd.

                                    Name:  Shaul Elovitch
                                    Title:    Chairman

                                    /s/Shaul Elovitch
                                    -----------------
                                    Eurocom Technologies Management (2005) Ltd.

                                    Name:  Shaul Elovitch
                                    Title:    Chairman

                                    /s/Shaul Elovitch
                                    -----------------
                                    Eurocom Assets Ltd.

                                    Name:  Shaul Elovitch
                                    Title:    Chairman


                                    /s/Shaul Elovitch
                                    -----------------
                                    Eurocom Assets Holdings Ltd.

                                    Name:  Shaul Elovitch
                                    Title:    Chairman

                                    Eurocom Holdings (1979) Ltd.

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman

                                                                      Schedule 1

                         List of Officers and Directors


Eurocom Communications Ltd.

Name                                    Position
----                                    --------
Shaul Elovitch                          Chairman of the Board of Directors
Yossef Elovitch                         Director
Dr. Aliza Schloss                       Executive Vice President
Amikam Shorer                           Executive Vice President
Reuben Sgan-Cohen                       Executive Vice President
Or Elovitch                             Executive Vice President


Eurocom Communication Holdings 2005 Ltd.

Name                                    Position
----                                    --------
Shaul Elovitch                          Chairman of the Board of Directors
Yossef Elovitch                         Director

Eurocom Technologies Management (2005) Ltd.

Name                                    Position
----                                    --------
Shaul Elovitch                          Chairman of the Board of Directors
Yossef Elovitch                         Director

Eurocom Assets Ltd.

Name                                    Position
----                                    --------
Shaul Elovitch                          Chairman of the Board of Directors
Yossef Elovitch                         Director

Eurocom Assets Holdings Ltd.

Name                                    Position
----                                    --------
Shaul Elovitch                          Chairman of the Board of Directors

Eurocom Holdings (1979) Ltd.

Name                                    Position
----                                    --------
Shaul Elovitch                          Chairman of the Board of Directors
Yossef Elovitch                         Director